INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE  19880

(302) 498-6700

Telecopier:  (302) 425-2707

January 14, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Incyte Corporation
Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 21, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed October 31, 2013

File Number: 001-12400

Dear Mr. Rosenberg:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 30, 2013.  To facilitate your review of the Company’s response to the Staff’s comment, we have reproduced below the Staff’s comment followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Product Revenues, page 26

1.                                      You disclose that you began capitalizing inventory in mid-November 2011 once the FDA approved JAKAFI as the related costs were expected to be recoverable through commercialization of the product and that the costs incurred prior to FDA approval have been recorded as research and development expense in the statements of operations. You also disclose that the cost of product revenues for the next several quarters will reflect a lower average per unit cost of materials. Please provide us proposed revised disclosure to be included in future periodic reports that includes:

•                  the amount of JAKAFI product costs incurred prior to receiving the FDA approvals that was previously charged to research and development expense;

•                  the estimated selling price or range of zero-cost/reduced-cost inventory you have at the latest balance sheet date presented and a more precise estimated time period you expect to sell this inventory; and

•                  the estimated cost of sales or a range, if determinable, as a percentage of selling price that you expect to incur after the zero-cost/reduced cost inventory has been consumed.

Response:

JAKAFI product costs incurred prior to FDA approval totaling $9.6 million were recorded as research and development expenses in our statements of operations and were composed of a mix of raw materials, work in process and finished goods costs. Subsequent to FDA approval, the Company continues to track these pre-launch inventory components through the contract manufacturing process and ultimately through the sale of the finished goods to our customers, with any additional product costs capitalized in the normal course.   We currently estimate that we will sell all inventory which contains a reduced cost component over the next 36 months and, therefore, the costs of product revenues over this period will reflect a lower average per unit cost. Since the previously expensed product cost does not consist solely of finished goods, we believe that disclosing the remaining cost value of the pre-launch inventory and the period of time in which we estimate to fully utilize the remaining pre-launch inventory is more appropriate than the estimated selling price of this inventory, given that the manufacturing process is not yet complete for a portion of this inventory.

The Company will include the revised disclosure under the same heading in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as follows (additions to the disclosure set forth in the Form 10-Q for the Quarterly Period ended September 30, 2013 are indicated by underscored text and deletions are indicated by struck-through text):

Cost of Product Revenues

We began capitalizing inventory in mid-November 2011 once the FDA approved JAKAFI as the related costs were expected to be recoverable through the commercialization of the product.  Costs incurred prior to FDA approval ~~have been~~ of $9.6 million were recorded as research and development expenses in our statements of operations prior to commercialization of JAKAFI. At December 31, 2013, inventory with $x.x million of product costs incurred prior to FDA approval had not yet been sold.  We expect to sell the pre-commercialization inventory over the next 36 months; however, the time period over which this inventory is consumed will depend on a number of factors, including the amount of future JAKAFI sales, and the ability to utilize inventory prior to its expiration date. As a result, cost of product revenues for the next ~~several quarters~~ 36 months will reflect a lower average per unit cost of materials. Cost of product revenues was $xx million, $~~0.2~~ x.x million and $~~0.5~~x.x million for the ~~three and nine months~~ years ended ~~September 30~~December 31, 2011, 2012 and 2013, respectively.  ~~Cost of product revenues were de minimis for each of the three and nine months ended September 30, 2012.~~ We expect future cost of product revenues to range in the mid-single digits as a percentage of net product sales subsequent to the utilization of all of the remaining pre-launch inventory.

*            *            *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David C. Hastings
David C. Hastings
Executive Vice President and
Chief Financial Officer

cc:                                Eric H. Siegel, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP